Consent on behalf of Knight Vale & Gregory PLLC


                          Independent Auditor's Consent

McGladrey & Pullen, LLP acquired the attest practice of Knight Vale and Gregory PLLC on September 1, 2001 and its partners became partners in McGladrey & Pullen, LLP. Knight Vale and Gregory PLLC was the independent auditor for Rainer Pacific Savings Bank. McGladrey & Pullen, LLP did not audit the financial statements of Rainer Pacific Savings Bank for any period.

On behalf of Knight Vale & Gregory PLLC, we consent to the use in this Registration Statement of Rainier Pacific Financial Group, Inc. on Form S-1 (file number 333-106349) of their report, dated January 19, 2001, appearing in the Prospectus, which is part of this registration Statement. We also consent to the reference to their Firm under the captions "Experts" and "Rainier Pacific Bank and Subsidiary Consolidated Statements of Income" in such Prospectus.

/s/ McGladrey & Pullen, LLP

Tacoma, Washington
August 12, 2003